JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardines

48th Floor Jardine House
Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

28th August 2008

SUPPL

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance [redacted]
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

08004857

RECEIVED
2008 SEP 11 A 11:4

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Directors' Share Transactions

In accordance with the requirements under the Disclosure and Transparency Rules of the Financial Services Authority (the "FSA") in the United Kingdom, notifications have been made to the FSA on behalf of JMH of the following Directors' share transactions in JMH:-

1.

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares transferred	Price Per Share (US$)
Simon Keswick	Transfer of shares from the trustees of a family trust, being connected persons of the Director, to the Director who is a beneficiary *	23/04/2008	-8,952 +8,952	N/A
Ben Keswick	Transfer of shares from the trustees of a family trust, being connected persons of the Director, to a beneficiary	23/04/2008	-8,952	N/A

PROCESSED
SEP 15 2008
THOMSON REUTERS

** Following the transfer, Mr Simon Keswick's interest in 8,952 ordinary shares has changed from interest of connected persons to direct interest. There has been no change in the total number of shares which he is interested.*

2.

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares transferred	Price Per Share (US$)
Simon Keswick	Change of connected person, being trustee of family trusts, from Equity Trust (Jersey) Limited to Butterfield Trust Guernsey	30/06/2008 for all relevant trusts except for one which was changed on 29/07/2008	N/A	N/A
Ben Keswick	Change of connected person, being trustee of family trusts, from Equity Trust (Jersey) Limited to Butterfield Trust Guernsey	30/06/2008 for all relevant trusts except for one which was changed on 29/07/2008	N/A	N/A

9/12

3.

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares transferred	Price Per Share (US$)
Simon Keswick	Rounding difference resulting in an increase of 5 shares held by trustees of family trusts, being connected persons of the Director	27/08/2008	+5	N/A
Ben Keswick	Rounding difference resulting in an increase of 1 share held under own interest and an increase of 1 share and 5 shares held by minor child and trustees of family trusts, respectively, both are connected persons of the Director	27/08/2008	+7	N/A

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

END